EXHIBIT 12.1
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations before income taxes and minority interest	$733	$682	$642	$412	$(11)
(Income) loss related to equity method investees	(66)	(61)	(64)	(32)	(12)

	667	621	578	380	(23)
Add/(deduct):
Fixed Charges	265	317	338	321	345
Interest Capitalized	(47)	(27)	(25)	(18)	(14)
Distributed income of equity method investees	142	84	125	63	83
Minority interest in pre-tax (income) loss	(1)	(1)	—	—	3

Earnings available for fixed charges	$1,026	$994	$1,016	$746	$394

Fixed Charges:
Interest and other financial charges	$188	$262	$283	$275	$305
Interest factor attributable to rentals (a)	30	28	30	28	26
Interest capitalized	47	27	25	18	14

Total fixed charges	$265	$317	$338	$321	$345

Ratio of earnings to fixed charges	3.87	3.14	3.01	2.32	1.14

Notes:
(A) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.